Via Facsimile and U.S. Mail
Mail Stop 03-09


May 11, 2005


Mr. Thomas S. Hall
President and Chief Operating Officer
Matria Healthcare, Inc.
1850 Parkway Place
Marietta, GA  30067

Re:	Matria Healthcare, Inc.
	Form 10-K for the fiscal year ended December 31, 2004
	File No. 000-20619

Dear Mr. Hall:

      We have reviewed your filing and have the following comment. We have limited our review of the above referenced filing to only the issue addressed. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure.
Please provide us the supplemental information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your supplemental responses that keys your response to our comment. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comment.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Notes to Consolidated Financial Statements

Revenue Recognition and Allowances for the Uncollectible Accounts, page F-9

1. We acknowledge your disclosures about billings for certain services occurring in advance of services being performed, some of which are at risk subject to confirmation of the Company`s performance against financial cost savings and clinical criteria. Please explain to us how this revenue meets the fixed and determinable and the collectibility criteria of SAB 104. In your response, please address how you how you formulate your estimates for this at risk revenue.

*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Christine Allen, Staff Accountant, at (202)
824-5533 or Kevin Woody, Branch Chief, at (202) 942-7332 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. Thomas S. Hall
Matria Healthcare, Inc.
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